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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ventoux Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4605 Monte Sereno Dr.
(No. and Street)

Loomis (City) CA (State) 95650 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK JORDAN 770-856-9952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Gallivan Levesque P.C.
(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway, Suite 200 (Address) Duluth (City) GA (State) 30097 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oeb 2/11/13

OATH OR AFFIRMATION

I, Mark Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ventany Securities, LLC, as of 12/31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ ——— NA ———

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

RAMNIK SINGH
Commission # 1937079
Notary Public - California
Los Angeles County
My Comm. Expires May 19, 2015

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 21st (Date) day of January (Month), 2013 (Year), by

(1) MARK JORDAN (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and)

(2) NA (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 12/31/12 Number of Pages: 2

Signer(s) Other Than Named Above: NA

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

VENTOUX SECURITIES, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2012

TABLE OF CONTENTS

Arnold Gallivan Levesque P.C.
profit • streamline • resolve

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.aglpc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Ventoux Securities, LLC

Report on Financial Statements

We have audited the accompanying statement of financial condition of Ventoux Securities, LLC (the Company), as of December 31, 2012, and the related statements of income, comprehensive income, and changes in members' capital, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ventoux Securities, LLC as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I , II, and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Arnold Gallivan Levesque P.C.

January 31, 2012
Duluth, Georgia

VENTOUX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	22,588
Other assets		362
Total Assets	$	22,950

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	3,150
Members' capital		19,800
Total Liabilities and Members' Capital	$	22,950

See accompanying notes.

VENTOUX SECURITIES, LLC
STATEMENT OF LOSS, COMPREHENSIVE LOSS, AND MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Commission income	$ 1,017,865
Marketing Fees	6,000
Total Revenues	1,023,865
EXPENSES	
Registered representative commissions	1,003,384
Regulatory fees and expenses	10,800
General and administrative	11,617
Total Expenses	1,025,801
NET LOSS AND OTHER COMPREHENSIVE LOSS	(1,936)
BEGINNING MEMBERS' CAPITAL	21,736
ENDING MEMBERS' CAPITAL	$ 19,800

See accompanying notes.

VENTOUX SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(1,936)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Other assets		440
Net cash used in operating activities		(1,496)
Net decrease in cash and cash equivalents		(1,496)
Cash and cash equivalents at beginning of year		24,084
Cash and cash equivalents at end of year	$	22,588

See accompanying notes.

1. Organization and description of business

Ventoux Securities, LLC (the "Company"), is a non-carrying, non-clearing, and non-introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking, mergers and acquisitions advisory services to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few large transactions each year. Because of the nature of this business, the Company may experience long periods without closing a transaction. The Company, a Georgia Limited Liability Corporation, formed on January 16, 2001 and is based in California.

2. Summary of significant accounting policies

a. *Basis of accounting*

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. *Investment banking and other advisory services*

Investment banking revenues include fees and commissions, arising from advisory services. Fees and commission are recorded at the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions, are also recorded at the date they are reasonably determined.

c. *Advertising costs*

Advertising and promotion expenses are recognized as incurred. There were no advertising costs incurred during the year.

d. *Income taxes*

The Company is a Georgia Limited Liability Corporation ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax affects of the Company's activities are the responsibility of its members.

2. Summary of significant accounting policies (continued)

d. *Income taxes - continued*

FASB ASC topic 740, Income Taxes, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax provisions using the provisions of FASB ASC topic 450, Contingencies. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2012. The Company is no longer subject to examination by taxing authorities for years prior to 2010.

e. *Cash and cash equivalents*

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

f. *Use of estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

g. *Accounts receivable and bad debts*

At December 31, 2012 management has recorded no accounts receivable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

h. *Subsequent events*

The Company has evaluated subsequent events through the date and time the financial statements were issued on January 31, 2012.

i. *Fair value of financial instruments*

The Company determines fair value of financial instruments in accordance with FASB ASC topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

2. Summary of significant accounting policies (continued)

i. Fair value of financial instruments

FASB ASC topic 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820, Fair Value Measurements and Disclosures, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The reported amounts of all current assets and current liabilities approximate fair values because of the short-term nature of these instruments.

j. New accounting pronouncements

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income , which requires entities to present net income and other comprehensive income in either: (a) a single continuous statement (i.e., statement of comprehensive income), or (b) two separate, but consecutive, statements of net income and other comprehensive income.

3. Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2012, the Company has net capital of $19,438 which exceeds its requirement of $5,000 by $14,438.

4. Concentrations of credit risk

The Company maintains cash balances at banks and other financial institutions. At various times during the year these balances may exceed Federal Deposit Insurance Corporation (FDIC) limits.

The Company is engaged in various investment banking activities in which counterparties primarily include private and public companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

arnold Gallivan Levesque P.C.
profit • streamline • resolve

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.aglpc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Ventoux Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Ventoux Securities, LLC (the "Company") for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements of prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the shareholder of the Company, its management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arnold Gallivan Levesque P.C.

January 31, 2012
Duluth, Georgia

VENTOUX SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Schedule I

Net Capital		
Total Partners' capital	$	19,800
Deduct total non-allowable assets		362
Net capital before haircuts on securities		19,438
Haircuts on securities		-
Net Capital	$	19,438
Aggregated Indebtedness		
Accounts payable and accrued expenses	$	3,150
Total Aggregate Indebtedness	$	3,150
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess Net Capital	$	14,438
Percentage of aggregate indebtedness to net capital		16%
Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$	19,438
Audit adjustment to record additional expenses and liabilities		-
Net Capital, as reported in Company's audited financial report	$	19,438

See independent auditors' report.

VENTOUX SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Schedule II

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of and for the year ended December 31, 2012.

See independent auditors' report.

VENTOUX SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Schedule III

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of and for the year ended December 31, 2012.

See independent auditors' report.

Arnold Gallivan Levesque P.C.
Profit • Streamline • Resolve

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.aglpc.com

To the Members of
Ventoux Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Ventoux Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Ventoux Securities, LLC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. *Procedure:* Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.
   Finding: No differences noted in agreed upon procedures.

2. *Procedure:* Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012.

   Finding: No differences noted in agreed upon procedures.

3. *Procedure:* Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Finding: No differences noted in agreed upon procedures.

4. *Procedure:* Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   Finding: No differences noted in agreed upon procedures.

5. *Procedure:* Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   Finding: No differences noted in agreed upon procedures.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arnold Gallivan Levesque P.C.

January 31, 2013
Duluth, Georgia

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68132 FINRA
Ventoux Securities, LLC
4605 Monte Sereno Dr.
Loomis, CA 95650-9424

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Mark Gould 916-715-4000

2. A. General Assessment (item 2e from page 2) $2,559.67
B. Less payment made with SIPC-6 filed (exclude interest) (11.25)
10/8/12
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 2,548.42
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $2,548.42
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,548.42
H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ventoux Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Principal
(Title)

Dated the 7th day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates: ______ Postmarked ______ Received ______ Reviewed
Calculations ______ Documentation ______ Forward Copy ______
Exceptions:
Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

12/31/12 9/30/12 6/30/12 3/31/12

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) 1,012,865 + 1,500 + 1,500 + 3,000 = $ 1,023,865

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $ 1,023,865

2e. General Assessment @ .0025 $ 2,559.67

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

<u>SIPC Examining Authorities:</u>

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation